Exhibit 99.5
Exhibit 99.5 4Q2009 Financial Data Supplement Page Deutsche Bank consolidated Financial summary 2 Consolidated Statement of Income 3 Performance against targets 4 Net revenues 5 Net interest revenues and net gains (losses) on financial assets/liabilities at fair value through profit or loss 6 Segment detail Corporate and Investment Bank 7 Corporate Banking & Securities 8 Global Transaction Banking 9 Private Clients and Asset Management 10 Asset and Wealth Management 11 Private & Business Clients 12 Corporate Investments | Consolidation & Adjustments 13 Risk and capital Credit risk 14 Regulatory capital and market risk 15 Definition of targets and certain financial measures 16 Deutsche Bank’s financial data in this document have been prepared under IFRS. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 December 2009. As of 4 February 2010

Financial summary

Deutsche Bank

	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Share price at period end	€ 89.40	€ 71.70	€ 54.85	€ 49.54	€ 27.83	€ 27.83	€ 30.30	€ 43.20	€ 52.45	€ 49.42	€ 49.42	78 %	(6)%	78 %
Share price high	€ 118.51	€ 89.80	€ 79.20	€ 64.85	€ 54.32	€ 89.80	€ 32.92	€ 49.62	€ 53.94	€ 58.29	€ 58.29	7 %	8 %	(35)%
Share price low	€ 81.33	€ 64.62	€ 54.32	€ 47.48	€ 18.59	€ 18.59	€ 15.38	€ 29.37	€ 41.04	€ 45.30	€ 15.38	144 %	10 %	(17)%
Basic earnings per share	€ 13.65	€ (0.27)	€ 1.33	€ 0.88	€ (8.71)	€ (7.61)	€ 1.97	€ 1.70	€ 2.18	€ 2.08	€ 7.92	N/M	(5)%	N/M
Diluted earnings per share[1]	€ 13.05	€ (0.27)	€ 1.27	€ 0.83	€ (8.71)	€ (7.61)	€ 1.92	€ 1.64	€ 2.10	€ 2.00	€ 7.59	N/M	(5)%	N/M
Basic shares outstanding (average), in m.	474	484	487	495	550	504	603	642	635	633	628	15 %	(0)%	25 %
Diluted shares outstanding (average), in m.	496	484	510	525	550	504	617	666	659	659	655	20 %	0 %	30 %
Return on average shareholders' equity (post-tax)	17.9 %	(1.4)%	7.6 %	5.1 %	(57.4)%	(11.1)%	14.7 %	12.8 %	16.0 %	14.9 %	14.6 %	72.3 ppt	(1.1)ppt	25.7 ppt
Pre-tax return on average shareholders' equity[2]	24.1 %	(2.7)%	7.6 %	1.3 %	(74.2)%	(16.5)%	22.6 %	15.5 %	15.1 %	8.7 %	15.3 %	82.9 ppt	(6.4)ppt	31.8 ppt
Pre-tax return on average active equity[2,3]	29.0 %	(3.1)%	8.3 %	1.4 %	(74.2)%	(17.7)%	21.9 %	15.3 %	14.8 %	8.6 %	15.1 %	82.8 ppt	(6.2)ppt	32.8 ppt
Book value per basic share outstanding[2]	€ 79.32	€ 71.69	€ 67.65	€ 67.56	€ 52.59	€ 52.59	€ 52.49	€ 53.44	€ 54.63	€ 57.81	€ 57.81	10 %	6 %	10 %
Cost/income ratio[2]	69.6 %	103.0 %	85.7 %	92.5 %	N/M	134.3 %	67.6 %	70.8 %	74.3 %	76.2 %	72.0 %	N/M	1.9 ppt	(62.3)ppt
Compensation ratio[2]	42.6 %	63.2 %	49.4 %	43.8 %	N/M	70.6 %	41.1 %	39.6 %	39.3 %	42.5 %	40.5 %	N/M	3.2 ppt	(30.1)ppt
Noncompensation ratio[2]	27.1 %	39.8 %	36.3 %	48.7 %	N/M	63.7 %	26.5 %	31.3 %	35.1 %	33.8 %	31.5 %	N/M	(1.3)ppt	(32.2)ppt
Total net revenues[4], in EUR m.	30,829	4,642	5,423	4,401	(853)	13,613	7,238	7,937	7,236	5,541	27,952	N/M	(23)%	105 %
Provision for credit losses, in EUR m.	612	114	135	236	591	1,076	526	1,000	544	560	2,630	(5)%	3 %	144 %
Total noninterest expenses[4], in EUR m.	21,468	4,782	4,646	4,072	4,778	18,278	4,897	5,621	5,377	4,225	20,120	(12)%	(21)%	10 %
Income (loss) before income taxes, in EUR m.	8,749	(254)	642	93	(6,222)	(5,741)	1,815	1,316	1,315	756	5,202	N/M	(43)%	N/M
Net income (loss), in EUR m.	6,510	(141)	645	414	(4,814)	(3,896)	1,182	1,074	1,393	1,310	4,958	N/M	(6)%	N/M
Total assets[5], in EUR bn.	1,925	2,151	1,992	2,062	2,202	2,202	2,103	1,733	1,660	1,501	1,501	(32)%	(10)%	(32)%
Shareholders' equity[5], in EUR bn.	37.9	34.9	33.0	36.0	30.7	30.7	33.7	34.3	34.6	36.6	36.6	19 %	6 %	19 %
Tier 1 capital ratio[5,6]	8.6 %	9.2 %	9.3 %	10.3 %	10.1 %	10.1 %	10.2 %	11.0 %	11.7 %	12.6 %	12.6 %	2.5 ppt	0.9 ppt	2.5 ppt
Branches[5]	1,863	1,869	1,889	1,917	1,950	1,950	1,952	1,960	1,966	1,964	1,964	1 %	(0)%	1 %
thereof: in Germany	976	967	966	964	961	961	964	963	963	961	961	0 %	(0)%	0 %
Employees (full-time equivalent)[5]	78,291	78,275	80,253	81,308	80,456	80,456	80,277	78,896	78,530	77,053	77,053	(4)%	(2)%	(4)%
thereof: in Germany	27,779	27,904	27,933	28,069	27,942	27,942	28,054	28,056	27,943	27,321	27,321	(2)%	(2)%	(2)%
Long-term rating:[5]														
Moody's Investors Service	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1			
Standard & Poor's	AA	AA	AA	AA–	A+	A+	A+	A+	A+	A+	A+			
Fitch Ratings	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–			

1 Including numerator effect of assumed conversions.
2 Definitions of ratios are provided on page 16 of this document.
3 The reconciliation of average active equity is provided on page 4 of this document.
4 Prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees. These adjustments had no impact on net income but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses.
5 At period end.
6 Starting 2008, ratios are based on Basel II. For details please refer to footnote 1 on page 15.
Source for share price information: Thomson Reuters, based on XETRA; high and low based on intraday prices.

Consolidated Statement of Income

Deutsche Bank

(In EUR m.)

	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Net interest income	**8,849**	**2,676**	**2,951**	**3,062**	**3,764**	**12,453**	**3,843**	**2,764**	**3,133**	**2,720**	**12,459**	**(28)%**	**(13)%**	**0 %**
Provision for credit losses	612	114	135	236	591	1,076	526	1,000	544	560	2,630	(5)%	3 %	144 %
Net interest income after provision for credit losses	**8,237**	**2,562**	**2,816**	**2,826**	**3,173**	**11,377**	**3,317**	**1,764**	**2,589**	**2,160**	**9,829**	**(32)%**	**(17)%**	**(14)%**
Commissions and fee income[1]	12,282	2,530	2,561	2,378	2,270	9,741	2,179	2,239	2,282	2,210	8,911	(3)%	(3)%	(9)%
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	(1,578)	(475)	(1,412)	(6,527)	(9,992)	2,264	2,611	1,666	568	7,109	N/M	(66)%	N/M
Net gains (losses) on financial assets available for sale	793	683	61	159	(237)	666	(504)	9	97	(5)	(403)	(98)%	N/M	N/M
Net income (loss) from equity method investments	353	86	65	50	(154)	46	(187)	206	31	9	59	N/M	(71)%	28 %
Other income (loss)	1,377	245	260	164	31	699	(357)	108	27	39	(183)	26 %	44 %	N/M
Total noninterest income	**21,980**	**1,966**	**2,472**	**1,339**	**(4,617)**	**1,160**	**3,395**	**5,173**	**4,103**	**2,821**	**15,493**	**N/M**	**(31)%**	**N/M**
Compensation and benefits	13,122	2,934	2,679	1,928	2,065	9,606	2,976	3,140	2,840	2,354	11,310	14 %	(17)%	18 %
General and administrative expenses[1]	8,038	1,974	1,843	2,176	2,346	8,339	1,983	2,198	2,173	2,047	8,402	(13)%	(6)%	1 %
Policyholder benefits and claims	193	(126)	119	(40)	(205)	(252)	(62)	126	364	115	542	N/M	(68)%	N/M
Impairment of intangible assets	128	–	5	8	572	585	–	157	–	(291)	(134)	N/M	N/M	N/M
Restructuring activities	(13)	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Total noninterest expenses	**21,468**	**4,782**	**4,646**	**4,072**	**4,778**	**18,278**	**4,897**	**5,621**	**5,377**	**4,225**	**20,120**	**(12)%**	**(21)%**	**10 %**
Income (loss) before income taxes	8,749	(254)	642	93	(6,222)	(5,741)	1,815	1,316	1,315	756	5,202	N/M	(43)%	N/M
Income tax expense (benefit)	2,239	(113)	(3)	(321)	(1,408)	(1,845)	633	242	(78)	(554)	244	(61)%	N/M	N/M
Net income (loss)	6,510	(141)	645	414	(4,814)	(3,896)	1,182	1,074	1,393	1,310	4,958	N/M	(6)%	N/M
Net income (loss) attributable to minority interest	36	(10)	(4)	(21)	(27)	(61)	(3)	(18)	13	(6)	(15)	(78)%	N/M	(75)%
Net income (loss) attributable to Deutsche Bank shareholders	6,474	(131)	649	435	(4,787)	(3,835)	1,185	1,092	1,380	1,316	4,973	N/M	(5)%	N/M

1 Prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees. These adjustments had no impact on net income but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses.

Deutsche Bank

Performance against targets

(In EUR m., unless stated otherwise)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Pre-tax return on average active equity (target definition)														
Income (loss) before income taxes	**8,749**	**(254)**	**642**	**93**	**(6,222)**	**(5,741)**	**1,815**	**1,316**	**1,315**	**756**	**5,202**	**N/M**	**(43)%**	**N/M**
Less pre-tax minority interest	(36)	10	4	21	32	67	3	17	(16)	6	10	(82)%	N/M	(85)%
IBIT attributable to Deutsche Bank shareholders	**8,713**	**(244)**	**646**	**114**	**(6,190)**	**(5,675)**	**1,819**	**1,332**	**1,299**	**762**	**5,212**	**N/M**	**(41)%**	**N/M**
Add (deduct):														
Significant gains (net of related expenses)	(955)[1]	(854)[3]	(242)[4]	(229)[5]	–	(1,325)	–	(126)[8]	(110)[10]	–	(236)	N/M	N/M	(82)%
Significant charges	74[2]	–	–	–	572[6]	572	278[7]	151[9]	–	(291)[11]	138	N/M	N/M	(76)%
IBIT attributable to Deutsche Bank shareholders (target definition)	**7,832**	**(1,098)**	**404**	**(116)**	**(5,618)**	**(6,427)**	**2,096**	**1,357**	**1,188**	**472**	**5,114**	**N/M**	**(60)%**	**N/M**
Average shareholders' equity	**36,134**	**36,450**	**34,123**	**33,965**	**33,373**	**34,442**	**32,199**	**34,254**	**34,508**	**35,228**	**34,016**	**6 %**	**2 %**	**(1)%**
Add (deduct):														
Average unrealized net (gains) losses on financial assets AfS/average FV adjustments on cash flow hedges, net of applicable tax	(3,841)	(2,478)	(829)	65	1,055	(619)	1,296	899	727	593	884	(44)%	(18)%	N/M
Average dividend accruals	(2,200)	(2,685)	(2,089)	(1,217)	(1,041)	(1,743)	(349)	(272)	(194)	(310)	(287)	(70)%	60 %	(84)%
Average active equity	**30,093**	**31,288**	**31,205**	**32,813**	**33,387**	**32,079**	**33,146**	**34,882**	**35,041**	**35,511**	**34,613**	**6 %**	**1 %**	**8 %**
Pre-tax return on average equity														
Pre-tax return on average shareholders' equity	24.1 %	(2.7)%	7.6 %	1.3 %	(74.2)%	(16.5)%	22.6 %	15.5 %	15.1 %	8.7 %	15.3 %	82.9 ppt	(6.4)ppt	31.8 ppt
Pre-tax return on average active equity	29.0 %	(3.1)%	8.3 %	1.4 %	(74.2)%	(17.7)%	21.9 %	15.3 %	14.8 %	8.6 %	15.1 %	82.8 ppt	(6.2)ppt	32.8 ppt
Pre-tax return on average active equity (target definition)	26.0 %	(14.0)%	5.2 %	(1.4)%	(67.3)%	(20.0)%	25.3 %	15.6 %	13.6 %	5.3 %	14.8 %	72.6 ppt	(8.3)ppt	34.8 ppt
Diluted earnings per share (target definition)														
Net income (loss) attributable to Deutsche Bank shareholders	**6,474**	**(131)**	**649**	**435**	**(4,787)**	**(3,835)**	**1,185**	**1,092**	**1,380**	**1,316**	**4,973**	**N/M**	**(5)%**	**N/M**
Add (deduct):														
Post-tax effect of certain significant gains/charges (see above)	(710)	(854)	(231)	(229)	355	(959)	221	(28)	(110)	(173)	(90)	N/M	57 %	(91)%
Significant tax effects	(409)[12]	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition)	**5,355**	**(985)**	**418**	**206**	**(4,432)**	**(4,794)**	**1,406**	**1,064**	**1,270**	**1,143**	**4,883**	**N/M**	**(10)%**	**N/M**
Diluted earnings per share														
as reported	€ 13.05	€ (0.27)	€ 1.27	€ 0.83	€ (8.71)	€ (7.61)	€ 1.92	€ 1.64	€ 2.10	€ 2.00	€ 7.59	N/M	(5)%	N/M
according to target definition	€ 10.79	€ (2.04)	€ 0.82	€ 0.39	€ (8.06)	€ (9.51)	€ 2.28	€ 1.60	€ 1.93	€ 1.73	€ 7.45	N/M	(10)%	N/M

1 Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of EUR 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of EUR 178 million, net of goodwill impairment charge of EUR 54 million and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of EUR 317 million.
2 Impairment of intangible assets (Asset Management) of EUR 74 million.
3 Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of EUR 854 million.
4 Gains from the sale of industrial holdings (Daimler AG and Allianz SE) of EUR 145 million and a gain from the sale of the investment in Arcor AG & Co. KG of EUR 97 million.
5 Gain from the sale of industrial holdings (Allianz SE) of EUR 229 million.
6 Impairment of intangible assets (Asset Management) of EUR 572 million.
7 Impairment charge of EUR 278 million on industrial holdings.
8 Gain from the sale of industrial holdings (Daimler AG) of EUR 126 million.
9 Impairment of intangible assets (Corporate Investments) of EUR 151 million.
10 Gain from the sale of industrial holdings (Daimler AG) of EUR 110 million.
11 Reversal of impairment of intangible assets (Asset Management) of EUR 291 million recorded in 4Q08.
12 Enactment of the German tax reform and utilization of capital losses.

Net revenues - Segment view[1]

Deutsche Bank

(In EUR m.)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Corporate Banking & Securities[2]:														
Origination (Equity)	860	84	138	85	27	334	90	208	216	149	663	N/M	(31)%	98 %
Origination (Debt)	714	(1,383)	127	(369)	911	(713)	130	446	326	230	1,132	(75)%	(29)%	N/M
Origination	**1,573**	**(1,299)**	**266**	**(283)**	**938**	**(379)**	**220**	**654**	**542**	**379**	**1,795**	**(60)%**	**(30)%**	**N/M**
Sales & Trading (Equity)	4,612	745	830	(142)	(2,064)	(631)	275	903	918	637	2,734	N/M	(31)%	N/M
Sales & Trading (Debt and other products)	8,401	1,317	600	922	(2,723)	116	3,752	2,569	2,199	1,275	9,795	N/M	(42)%	N/M
Sales & Trading	**13,013**	**2,062**	**1,430**	**780**	**(4,787)**	**(514)**	**4,027**	**3,472**	**3,118**	**1,912**	**12,529**	**N/M**	**(39)%**	**N/M**
Advisory	1,089	128	125	185	152	589	129	72	95	105	402	(31)%	10 %	(32)%
Loan products	1,067	269	346	534	244	1,393	648	320	308	347	1,623	42 %	13 %	17 %
Other products	(151)	(253)	47	(167)	(288)	(661)	(768)	125	375	118	(151)	N/M	(68)%	(77)%
Total Corporate Banking & Securities	**16,591**	**906**	**2,214**	**1,049**	**(3,741)**	**428**	**4,256**	**4,643**	**4,438**	**2,861**	**16,197**	**N/M**	**(36)%**	**N/M**
Global Transaction Banking:														
Transaction services	2,585	661	671	692	751	2,774	666	653	658	629	2,606	(16)%	(4)%	(6)%
Other products	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Total Global Transaction Banking	**2,585**	**661**	**671**	**692**	**751**	**2,774**	**666**	**653**	**658**	**629**	**2,606**	**(16)%**	**(4)%**	**(6)%**
Total Corporate and Investment Bank	**19,176**	**1,567**	**2,884**	**1,741**	**(2,991)**	**3,201**	**4,921**	**5,296**	**5,096**	**3,490**	**18,804**	**N/M**	**(32)%**	**N/M**
Asset and Wealth Management:														
Portfolio/fund management (AM)	2,351	485	509	442	405	1,840	336	346	369	416	1,466	3 %	13 %	(20)%
Portfolio/fund management (PWM)	414	96	90	87	87	361	73	79	69	88	309	1 %	28 %	(14)%
Portfolio/fund management	**2,765**	**581**	**598**	**529**	**492**	**2,201**	**409**	**425**	**437**	**503**	**1,775**	**2 %**	**15 %**	**(19)%**
Brokerage	964	238	242	220	207	908	188	184	197	189	758	(9)%	(4)%	(16)%
Loan/deposit	223	62	58	71	75	266	63	87	84	80	314	6 %	(6)%	18 %
Payments, account & remaining financial services	22	8	6	6	7	26	5	5	6	7	23	(1)%	11 %	(13)%
Other products	401	112	58	(114)	(192)	(137)	(150)	(85)	47	5	(183)	N/M	(89)%	33 %
Total Asset and Wealth Management	**4,374**	**1,001**	**962**	**713**	**588**	**3,264**	**515**	**618**	**772**	**784**	**2,688**	**33 %**	**2 %**	**(18)%**
Private & Business Clients:														
Portfolio/fund management	252	55	58	88	55	256	41	70	74	74	257	33 %	0 %	1 %
Brokerage	1,207	290	297	239	157	983	204	178	155	161	698	3 %	4 %	(29)%
Loan/deposit	2,932	748	754	754	728	2,985	761	803	833	819	3,216	12 %	(2)%	8 %
Payments, account & remaining financial services	1,008	269	264	253	254	1,040	241	244	243	254	982	0 %	5 %	(6)%
Other products	355	91	105	101	215	513	134	119	85	83	422	(61)%	(3)%	(18)%
Total Private & Business Clients	**5,755**	**1,454**	**1,478**	**1,435**	**1,410**	**5,777**	**1,381**	**1,414**	**1,389**	**1,391**	**5,576**	**(1)%**	**0 %**	**(3)%**
Total Private Clients and Asset Management	**10,129**	**2,454**	**2,440**	**2,148**	**1,998**	**9,041**	**1,896**	**2,032**	**2,161**	**2,175**	**8,264**	**9 %**	**1 %**	**(9)%**
Corporate Investments	**1,517**	**705**	**296**	**261**	**28**	**1,290**	**153**	**660**	**242**	**(11)**	**1,044**	**N/M**	**N/M**	**(19)%**
Consolidation & Adjustments	**7**	**(84)**	**(198)**	**252**	**112**	**82**	**267**	**(50)**	**(263)**	**(113)**	**(159)**	**N/M**	**(57)%**	**N/M**
Net revenues	30,829	4,642	5,423	4,401	(853)	13,613	7,238	7,937	7,236	5,541	27,952	N/M	(23)%	105 %

1 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
2 Prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees. These adjustments had no impact on net income but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses.

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

Breakdown by Group Division / CIB product[1]

Deutsche Bank

(In EUR m.)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Net interest income	8,849	2,676	2,951	3,062	3,764	12,453	3,843	2,764	3,133	2,720	12,459	(28)%	(13)%	0 %
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	(1,578)	(475)	(1,412)	(6,527)	(9,992)	2,264	2,611	1,666	568	7,109	N/M	(66)%	N/M
Total	16,024	1,098	2,476	1,650	(2,763)	2,461	6,107	5,375	4,799	3,288	19,568	N/M	(31)%	N/M
Sales & Trading (Equity)	3,117	417	635	(451)	(2,496)	(1,895)	0	765	751	530	2,047	N/M	(29)%	N/M
Sales & Trading (Debt and other products)	7,483	1,185	522	1,114	(2,505)	317	3,996	2,112	2,315	1,311	9,735	N/M	(43)%	N/M
Sales & Trading	**10,600**	**1,603**	**1,157**	**663**	**(5,001)**	**(1,578)**	**3,996**	**2,877**	**3,067**	**1,842**	**11,782**	**N/M**	**(40)%**	**N/M**
Loan Products	499	145	180	435	254	1,014	368	105	137	157	767	(38)%	15 %	(24)%
Transaction services	1,297	344	285	338	391	1,358	272	366	275	264	1,177	(33)%	(4)%	(13)%
Remaining products[2]	(118)	(1,636)	(149)	(684)	648	(1,821)	11	131	112	(14)	239	N/M	N/M	N/M
Corporate and Investment Bank	**12,278**	**455**	**1,474**	**752**	**(3,708)**	**(1,027)**	**4,647**	**3,479**	**3,591**	**2,249**	**13,966**	**N/M**	**(37)%**	**N/M**
Private Clients and Asset Management	**3,529**	**879**	**981**	**989**	**1,022**	**3,871**	**987**	**1,088**	**1,099**	**987**	**4,160**	**(3)%**	**(10)%**	**7 %**
Corporate Investments	**157**	**(130)**	**10**	**(24)**	**(28)**	**(172)**	**370**	**372**	**57**	**(6)**	**793**	**(79)%**	**N/M**	**N/M**
Consolidation & Adjustments	**61**	**(107)**	**12**	**(66)**	**(49)**	**(211)**	**103**	**436**	**52**	**57**	**649**	**N/M**	**9 %**	**N/M**
Total	16,024	1,098	2,476	1,650	(2,763)	2,461	6,107	5,375	4,799	3,288	19,568	N/M	(31)%	N/M

1 Excludes fee and commission income and remaining revenues. See page 5 for total revenues by product

2 Covers origination, advisory and other products.

Corporate and Investment Bank

Deutsche Bank

(In EUR m., unless stated otherwise)

	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Origination (Equity)	860	84	138	85	27	334	90	208	216	149	663	N/M	(31)%	98 %
Origination (Debt)	714	(1,383)	127	(369)	911	(713)	130	446	326	230	1,132	(75)%	(29)%	N/M
Origination	**1,573**	**(1,299)**	**266**	**(283)**	**938**	**(379)**	**220**	**654**	**542**	**379**	**1,795**	**(60)%**	**(30)%**	**N/M**
Sales & Trading (Equity)	4,612	745	830	(142)	(2,064)	(631)	275	903	918	637	2,734	N/M	(31)%	N/M
Sales & Trading (Debt and other products)	8,401	1,317	600	922	(2,723)	116	3,752	2,569	2,199	1,275	9,795	N/M	(42)%	N/M
Sales & Trading	**13,013**	**2,062**	**1,430**	**780**	**(4,787)**	**(514)**	**4,027**	**3,472**	**3,118**	**1,912**	**12,529**	**N/M**	**(39)%**	**N/M**
Advisory	1,089	128	125	185	152	589	129	72	95	105	402	(31)%	10 %	(32)%
Loan products	1,067	269	346	534	244	1,393	648	320	308	347	1,623	42 %	13 %	17 %
Transaction services	2,585	661	671	692	751	2,774	666	653	658	629	2,606	(16)%	(4)%	(6)%
Other products	(151)	(253)	47	(167)	(288)	(661)	(768)	125	375	118	(151)	N/M	(68)%	(77)%
Total net revenues[1]	**19,176**	**1,567**	**2,884**	**1,741**	**(2,991)**	**3,201**	**4,921**	**5,296**	**5,096**	**3,490**	**18,804**	**N/M**	**(32)%**	**N/M**
Provision for credit losses	**109**	**(11)**	**(9)**	**66**	**361**	**408**	**357**	**779**	**323**	**357**	**1,816**	**(1)%**	**10 %**	**N/M**
Compensation and benefits	6,906	1,413	1,262	559	601	3,834	1,483	1,450	1,297	830	5,059	38 %	(36)%	32 %
therein: Severance payments	*107*	*91*	*64*	*42*	*139*	*337*	*50*	*59*	*15*	*21*	*145*	*(85)%*	*36 %*	*(57)%*
General and administrative expenses[1]	6,869	1,667	1,546	1,684	1,750	6,647	1,600	1,942	1,915	1,616	7,073	(8)%	(16)%	6 %
Policyholder benefits and claims	116	(141)	113	(41)	(204)	(273)	(64)	126	364	114	541	N/M	(69)%	N/M
Restructuring activities	(4)	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Impairment of intangible assets	–	–	5	–	–	5	–	5	–	–	5	N/M	N/M	8 %
Total noninterest expenses	**13,886**	**2,940**	**2,925**	**2,202**	**2,146**	**10,213**	**3,019**	**3,522**	**3,576**	**2,560**	**12,678**	**19 %**	**(28)%**	**24 %**
Minority interest	**34**	**(8)**	**(4)**	**(20)**	**(17)**	**(48)**	**1**	**(14)**	**15**	**(4)**	**(2)**	**(76)%**	**N/M**	**(96)%**
Income (loss) before income taxes	5,147	(1,354)	(27)	(507)	(5,482)	(7,371)	1,544	1,009	1,182	577	4,312	N/M	(51)%	N/M
Additional information														
Employees (full-time equivalent, at period end)	16,293	15,423	15,388	15,322	14,817	14,817	14,273	14,023	14,208	14,177	14,177	(4)%	(0)%	(4)%
Cost/income ratio	72 %	188 %	101 %	126 %	N/M	N/M	61 %	67 %	70 %	73 %	67 %	N/M	3 ppt	N/M
Assets (at period end, in EUR bn.)	1,800	2,022	1,852	1,917	2,047	2,047	1,942	1,577	1,509	1,344	1,344	(34)%	(11)%	(34)%
Risk-weighted assets (at period end, in EUR bn.)[2]	237	246	245	257	250	250	249	225	217	204	204	(18)%	(6)%	(18)%
Average active equity	20,714	21,446	20,076	19,786	20,219	20,262	21,491	20,407	17,927	16,895	19,041	(16)%	(6)%	(6)%
Pre-tax return on average active equity	25 %	(25)%	(1)%	(10)%	(108)%	(36)%	29 %	20 %	26 %	14 %	23 %	122 ppt	(12)ppt	59 ppt

1 Prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees. These adjustments had no impact on income (loss) before income taxes but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses.

2 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Corporate and Investment Bank - Corporate Banking & Securities

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Origination (Equity)	860	84	138	85	27	334	90	208	216	149	663	N/M	(31)%	98 %
Origination (Debt)	714	(1,383)	127	(369)	911	(713)	130	446	326	230	1,132	(75)%	(29)%	N/M
Origination	**1,573**	**(1,299)**	**266**	**(283)**	**938**	**(379)**	**220**	**654**	**542**	**379**	**1,795**	**(60)%**	**(30)%**	**N/M**
Sales & Trading (Equity)	4,612	745	830	(142)	(2,064)	(631)	275	903	918	637	2,734	N/M	(31)%	N/M
Sales & Trading (Debt and other products)	8,401	1,317	600	922	(2,723)	116	3,752	2,569	2,199	1,275	9,795	N/M	(42)%	N/M
Sales & Trading	**13,013**	**2,062**	**1,430**	**780**	**(4,787)**	**(514)**	**4,027**	**3,472**	**3,118**	**1,912**	**12,529**	**N/M**	**(39)%**	**N/M**
Advisory	1,089	128	125	185	152	589	129	72	95	105	402	(31)%	10 %	(32)%
Loan products	1,067	269	346	534	244	1,393	648	320	308	347	1,623	42 %	13 %	17 %
Other products	(151)	(253)	47	(167)	(288)	(661)	(768)	125	375	118	(151)	N/M	(68)%	(77)%
Total net revenues[1]	**16,591**	**906**	**2,214**	**1,049**	**(3,741)**	**428**	**4,256**	**4,643**	**4,438**	**2,861**	**16,197**	**N/M**	**(36)%**	**N/M**
Provision for credit losses	**102**	**(8)**	**(14)**	**66**	**358**	**402**	**356**	**771**	**318**	**345**	**1,789**	**(4)%**	**9 %**	**N/M**
Total noninterest expenses[1]	**12,253**	**2,526**	**2,542**	**1,792**	**1,690**	**8,550**	**2,576**	**3,058**	**3,117**	**2,123**	**10,874**	**26 %**	**(32)%**	**27 %**
therein: Severance payments	*100*	*91*	*63*	*42*	*138*	*334*	*49*	*56*	*14*	*19*	*138*	*(86)%*	*38 %*	*(59)%*
therein: Policyholder benefits and claims	*116*	*(141)*	*113*	*(41)*	*(204)*	*(273)*	*(64)*	*126*	*364*	*114*	*541*	*N/M*	*(69)%*	*N/M*
therein: Restructuring activities	*(4)*	–	–	–	–	–	–	–	–	–	–	*N/M*	*N/M*	*N/M*
therein: Impairment of intangible assets	–	–	*5*	–	–	*5*	–	*5*	–	–	*5*	*N/M*	*N/M*	*8 %*
Minority interest	**34**	**(8)**	**(4)**	**(20)**	**(17)**	**(48)**	**1**	**(14)**	**15**	**(4)**	**(2)**	**(76)%**	**N/M**	**(96)%**
Income (loss) before income taxes	4,202	(1,604)	(311)	(789)	(5,773)	(8,476)	1,323	828	988	397	3,537	N/M	(60)%	N/M

Additional information

	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Employees (full-time equivalent, at period end)	12,543	11,548	11,466	11,342	10,676	10,676	10,068	9,855	10,065	10,021	10,021	(6)%	(0)%	(6)%
Cost/income ratio	74 %	N/M	115 %	171 %	N/M	N/M	61 %	66 %	70 %	74 %	67 %	N/M	4 ppt	N/M
Assets (at period end, in EUR bn.)	1,786	2,004	1,833	1,894	2,012	2,012	1,914	1,549	1,477	1,308	1,308	(35)%	(11)%	(35)%
Risk-weighted assets (at period end, in EUR bn.)[2]	219	231	230	241	234	234	233	210	202	188	188	(20)%	(7)%	(20)%
Average active equity	19,619	20,376	19,033	18,703	19,095	19,181	20,327	19,238	16,797	15,756	17,881	(17)%	(6)%	(7)%
Pre-tax return on average active equity	21 %	(31)%	(7)%	(17)%	(121)%	(44)%	26 %	17 %	24 %	10 %	20 %	131 ppt	(14)ppt	64 ppt

1 Prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees. These adjustments had no impact on income (loss) before income taxes but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses.

2 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Corporate and Investment Bank — Global Transaction Banking FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2009 vs. 4Q2009 vs. FY2009 vs. (In EUR m., unless stated otherwise) 2007 2008 2008 2008 2008 2008 2009 2009 2009 2009 2009 4Q2008 3Q2009 FY2008 Transaction services 2,585 661 671 692 751 2,774 666 653 658 629 2,606 (16)% (4)% (6)% Other products — — — — — — — — — — — N/M N/M N/M Total net revenues 2,585 661 671 692 751 2,774 666 653 658 629 2,606 (16)% (4)% (6)% Provision for credit losses 7 (3) 4 0 3 5 1 8 6 12 27 N/M 117% N/M Total noninterest expenses 1,633 414 383 410 457 1,663 444 464 459 437 1,804 (4)% (5)% 8% therein: Severance payments 7 0 0 1 2 3 1 3 1 2 7 11% 18% 145% therein: Restructuring activities (1) — — — — — — — — — — N/M N/M N/M Minority interest — — — — — — — — — — — N/M N/M N/M Income before income taxes 945 250 283 281 291 1,106 221 181 194 180 776 (38)% (7)% (30)% Additional information Employees (full-time equivalent, at period end) 3,750 3,875 3,921 3,980 4,141 4,141 4,204 4,168 4,143 4,156 4,156 0% 0% 0% Cost/income ratio 63% 63% 57% 59% 61% 60% 67% 71% 70% 69% 69% 8 ppt (1)ppt 9 ppt Assets (at period end, in EUR bn.) 32 37 37 39 49 49 45 47 51 47 47 (4)% (7)% (4)% Risk-weighted assets (at period end, in EUR bn.)1 18 15 16 16 15 15 16 15 15 16 16 3% 8% 3% Average active equity 1,095 1,069 1,043 1,083 1,124 1,081 1,164 1,169 1,130 1,140 1,160 1% 1% 7% Pre-tax return on average active equity 86% 94% 109% 104% 103% 102% 76% 62% 69% 63% 67% (40)ppt (6)ppt (35)ppt 1 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Private Clients and Asset Management

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Portfolio/fund management	3,017	636	656	617	547	2,457	450	495	511	577	2,033	5 %	13 %	(17)%
Brokerage	2,172	528	539	459	365	1,891	392	362	352	350	1,456	(4)%	(0)%	(23)%
Loan/deposit	3,154	810	812	825	803	3,251	824	890	918	899	3,531	12 %	(2)%	9 %
Payments, account & remaining financial services	1,030	277	270	259	261	1,066	246	249	249	261	1,005	0 %	5 %	(6)%
Other products	756	203	163	(13)	22	376	(16)	35	132	88	239	N/M	(33)%	(36)%
Total net revenues	**10,129**	**2,454**	**2,440**	**2,148**	**1,998**	**9,041**	**1,896**	**2,032**	**2,161**	**2,175**	**8,264**	**9 %**	**1 %**	**(9)%**
Provision for credit losses	**501**	**125**	**145**	**169**	**229**	**668**	**169**	**221**	**214**	**201**	**806**	**(12)%**	**(6)%**	**21 %**
Compensation and benefits	3,121	761	705	651	793	2,909	718	858	699	844	3,118	6 %	21 %	7 %
therein: Severance payments	*55*	*1*	*3*	*5*	*103*	*113*	*23*	*161*	*21*	*92*	*297*	*(11)%*	*N/M*	*164 %*
General and administrative expenses	4,302	1,063	1,016	1,155	1,231	4,465	979	984	965	1,049	3,977	(15)%	9 %	(11)%
Policyholder benefits and claims	73	14	4	0	(1)	18	0	(0)	0	0	0	N/M	(63)%	(100)%
Restructuring activities	(9)	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Impairment of intangible assets	74	–	–	8	572	580	–	–	–	(291)	(291)	N/M	N/M	N/M
Total noninterest expenses	**7,560**	**1,838**	**1,725**	**1,814**	**2,595**	**7,972**	**1,697**	**1,841**	**1,663**	**1,602**	**6,804**	**(38)%**	**(4)%**	**(15)%**
Minority interest	**8**	**(0)**	**(1)**	**(3)**	**(16)**	**(20)**	**(4)**	**(1)**	**0**	**(1)**	**(7)**	**(91)%**	**N/M**	**(67)%**
Income (loss) before income taxes	**2,059**	**492**	**570**	**167**	**(809)**	**420**	**34**	**(30)**	**283**	**373**	**660**	**N/M**	**32 %**	**57 %**

Additional information

Additional information	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Employees (full-time equivalent, at period end)	31,543	32,018	32,458	32,882	32,645	32,645	32,640	31,880	31,635	30,648	30,648	(6)%	(3)%	(6)%
Cost/income ratio	75 %	75 %	71 %	84 %	130 %	88 %	90 %	91 %	77 %	74 %	82 %	(56)ppt	(3)ppt	(6)ppt
Assets (at period end, in EUR bn.)	157	162	180	188	189	189	187	182	179	175	175	(7)%	(2)%	(7)%
Risk-weighted assets (at period end, in EUR bn.)[1]	86	50	53	56	54	54	51	52	50	49	49	(8)%	(2)%	(8)%
Average active equity	8,539	8,162	7,749	8,223	8,981	8,315	8,395	8,471	8,549	8,453	8,408	(6)%	(1)%	1 %
Pre-tax return on average active equity	24 %	24 %	29 %	8 %	(36)%	5 %	2 %	(1)%	13 %	18 %	8 %	54 ppt	5 ppt	3 ppt
Invested assets (at period end, in EUR bn.)	952	896	898	894	816	816	809	821	854	880	880	8 %	3 %	8 %
Net new money (in EUR bn.)	59	11	10	(2)	(17)	3	(6)	(2)	11	9	13	N/M	(21)%	N/M

1 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Private Clients and Asset Management - Asset and Wealth Management

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Portfolio/fund management (AM)	2,351	485	509	442	405	1,840	336	346	369	416	1,466	3 %	13 %	(20)%
Portfolio/fund management (PWM)	414	96	90	87	87	361	73	79	69	88	309	1 %	28 %	(14)%
Portfolio/fund management	**2,765**	**581**	**598**	**529**	**492**	**2,201**	**409**	**425**	**437**	**503**	**1,775**	**2 %**	**15 %**	**(19)%**
Brokerage	964	238	242	220	207	908	188	184	197	189	758	(9)%	(4)%	(16)%
Loan/deposit	223	62	58	71	75	266	63	87	84	80	314	6 %	(6)%	18 %
Payments, account & remaining financial services	22	8	6	6	7	26	5	5	6	7	23	(1)%	11 %	(13)%
Other products	401	112	58	(114)	(192)	(137)	(150)	(85)	47	5	(183)	N/M	(89)%	33 %
Total net revenues	**4,374**	**1,001**	**962**	**713**	**588**	**3,264**	**515**	**618**	**772**	**784**	**2,688**	**33 %**	**2 %**	**(18)%**
Provision for credit losses	**1**	**0**	**1**	**1**	**13**	**15**	**5**	**4**	**5**	**3**	**17**	**(76)%**	**(36)%**	**10 %**
Total noninterest expenses	**3,453**	**813**	**720**	**810**	**1,451**	**3,794**	**687**	**700**	**633**	**456**	**2,476**	**(69)%**	**(28)%**	**(35)%**
therein: Severance payments	*28*	*0*	*2*	*3*	*24*	*29*	*13*	*46*	*14*	*32*	*106*	*35 %*	*131 %*	*N/M*
therein: Policyholder benefits and claims	*73*	*14*	*4*	*0*	*(1)*	*18*	*0*	*(0)*	*0*	*0*	*0*	*N/M*	*(63)%*	*(100)%*
therein: Restructuring activities	*(8)*	–	–	–	–	–	–	–	–	–	–	*N/M*	*N/M*	*N/M*
therein: Impairment of intangible assets	*74*	–	–	*8*	*572*	*580*	–	–	–	*(291)*	*(291)*	*N/M*	*N/M*	*N/M*
Minority interest	**7**	**(0)**	**(1)**	**(3)**	**(16)**	**(20)**	**(4)**	**(1)**	**0**	**(1)**	**(7)**	**(91)%**	**N/M**	**(67)%**
Income (loss) before income taxes	913	188	242	(95)	(860)	(525)	(173)	(85)	134	326	202	N/M	143 %	N/M

Additional information

	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Employees (full-time equivalent, at period end)	7,599	7,742	7,842	7,915	7,735	7,735	7,567	7,066	6,893	6,469	6,469	(16)%	(6)%	(16)%
Cost/income ratio	79 %	81 %	75 %	114 %	N/M	116 %	133 %	113 %	82 %	58 %	92 %	N/M	(24)ppt	(24)ppt
Assets (at period end, in EUR bn.)	39	40	56	60	50	50	47	44	42	44	44	(13)%	4 %	(13)%
Risk-weighted assets (at period end, in EUR bn.)[1]	16	13	14	16	16	16	15	14	13	12	12	(24)%	(5)%	(24)%
Average active equity	5,109	4,772	4,506	4,555	5,499	4,870	4,715	4,754	4,960	4,997	4,791	(9)%	1 %	(2)%
Pre-tax return on average active equity	18 %	16 %	22 %	(8)%	(63)%	(11)%	(15)%	(7)%	11 %	26 %	4 %	89 ppt	15 ppt	15 ppt
Invested assets (at period end, in EUR bn.)	749	698	700	700	628	628	627	632	657	686	686	9 %	4 %	9 %
Invested assets AM (at period end, in EUR bn.)	555	516	515	510	463	463	462	460	476	496	496	7 %	4 %	7 %
Invested assets PWM (at period end, in EUR bn.)	194	182	184	191	164	164	165	171	182	190	190	15 %	4 %	15 %
Net new money (in EUR bn.)	40	7	8	(5)	(23)	(13)	(4)	(2)	10	12	16	N/M	N/M	N/M
Net new money AM (in EUR bn.)	27	2	1	(11)	(15)	(22)	(3)	(3)	5	9	9	N/M	N/M	N/M
Net new money PWM (in EUR bn.)	13	5	6	6	(8)	10	(1)	1	5	3	7	N/M	N/M	N/M

1 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Private Clients and Asset Management - Private & Business Clients

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Portfolio/fund management	252	55	58	88	55	256	41	70	74	74	257	33 %	0 %	1 %
Brokerage	1,207	290	297	239	157	983	204	178	155	161	698	3 %	4 %	(29)%
Loan/deposit	2,932	748	754	754	728	2,985	761	803	833	819	3,216	12 %	(2)%	8 %
Payments, account & remaining financial services	1,008	269	264	253	254	1,040	241	244	243	254	982	0 %	5 %	(6)%
Other products	355	91	105	101	215	513	134	119	85	83	422	(61)%	(3)%	(18)%
Total net revenues	**5,755**	**1,454**	**1,478**	**1,435**	**1,410**	**5,777**	**1,381**	**1,414**	**1,389**	**1,391**	**5,576**	**(1)%**	**0 %**	**(3)%**
Provision for credit losses	**501**	**125**	**144**	**168**	**216**	**653**	**165**	**217**	**209**	**198**	**790**	**(8)%**	**(5)%**	**21 %**
Total noninterest expenses	**4,108**	**1,025**	**1,006**	**1,004**	**1,143**	**4,178**	**1,010**	**1,141**	**1,031**	**1,146**	**4,328**	**0 %**	**11 %**	**4 %**
therein: Severance payments	*27*	*1*	*1*	*2*	*79*	*84*	*9*	*115*	*7*	*60*	*192*	*(25)%*	*N/M*	*128 %*
therein: Restructuring activities	*(1)*	*–*	*–*	*–*	*–*	*–*	*–*	*–*	*–*	*–*	*–*	*N/M*	*N/M*	*N/M*
Minority interest	**0**	**0**	**0**	**(0)**	**0**	**0**	**(0)**	**0**	**0**	**0**	**0**	**N/M**	**N/M**	**N/M**
Income before income taxes	1,146	304	328	262	51	945	206	55	149	47	458	(8)%	(68)%	(52)%
Additional information														
Employees (full-time equivalent, at period end)	23,944	24,276	24,617	24,967	24,910	24,910	25,073	24,813	24,741	24,179	24,179	(3)%	(2)%	(3)%
Cost/income ratio	71 %	70 %	68 %	70 %	81 %	72 %	73 %	81 %	74 %	82 %	78 %	1 ppt	8 ppt	6 ppt
Assets (at period end, in EUR bn.)	118	122	124	128	138	138	141	138	137	131	131	(5)%	(4)%	(5)%
Risk-weighted assets (at period end, in EUR bn.)[1]	70	36	39	40	37	37	36	38	37	37	37	(2)%	(1)%	(2)%
Average active equity	3,430	3,390	3,243	3,669	3,482	3,445	3,681	3,717	3,589	3,455	3,617	(1)%	(4)%	5 %
Pre-tax return on average active equity	33 %	36 %	40 %	29 %	6 %	27 %	22 %	6 %	17 %	5 %	13 %	(1)ppt	(12)ppt	(14)ppt
Invested assets (at period end, in EUR bn.)	203	198	198	193	189	189	182	189	196	194	194	3 %	(1)%	3 %
Net new money (in EUR bn.)	19	4	3	3	6	15	(2)	0	1	(3)	(4)	N/M	N/M	N/M

1 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Corporate Investments | Consolidation & Adjustments

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Corporate Investments														
Net revenues	1,517	705	296	261	28	1,290	153	660	242	(11)	1,044	N/M	N/M	(19)%
Provision for credit losses	3	(0)	(1)	(1)	1	(1)	(0)	(0)	7	2	8	163 %	(76)%	N/M
Compensation and benefits	9	2	3	1	3	9	2	2	3	3	9	(18)%	(6)%	2 %
General and administrative expenses	158	24	20	20	23	85	87	131	115	88	421	N/M	(23)%	N/M
Restructuring activities	(0)	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Impairment of intangible assets	54	–	–	–	–	–	–	151	–	–	151	N/M	N/M	N/M
Total noninterest expenses	220	26	22	21	26	95	89	284	117	91	581	N/M	(23)%	N/M
Minority interest	(5)	(0)	(0)	2	0	2	0	(1)	0	(0)	(1)	N/M	N/M	N/M
Income (loss) before income taxes	1,299	679	275	238	1	1,194	65	377	117	(103)	456	N/M	N/M	(62)%
Additional information														
Employees (full-time equivalent, at period end)	29	29	28	26	22	22	20	25	28	28	28	27 %	0 %	27 %
Assets (at period end, in EUR bn.)	13	10	9	8	18	18	28	29	29	28	28	56 %	(3)%	56 %
Risk-weighted assets (at period end, in EUR bn.)[1]	5	5	4	3	3	3	14	16	17	17	17	N/M	(1)%	N/M
Average active equity	473	278	225	409	573	403	2,913	4,593	4,780	4,911	4,323	N/M	3 %	N/M
Consolidation & Adjustments														
Net revenues	7	(84)	(198)	252	112	82	267	(50)	(263)	(113)	(159)	N/M	(57)%	N/M
Provision for credit losses	(1)	(0)	(0)	1	0	1	(0)	(0)	(0)	0	(0)	76 %	N/M	N/M
Total noninterest expenses	(199)	(21)	(27)	36	11	(0)	91	(25)	20	(29)	57	N/M	N/M	N/M
therein: Severance payments	*63*	*12*	*11*	*17*	*66*	*106*	*18*	*101*	*26*	*41*	*187*	*(37)%*	*58 %*	*77 %*
therein: Policyholder benefits and claims	*5*	*1*	*2*	*0*	*0*	*4*	*2*	*0*	*(0)*	*0*	*2*	*(88)%*	*N/M*	*(56)%*
therein: Restructuring activities	*(0)*	–	–	–	–	–	–	–	–	–	–	*N/M*	*N/M*	*N/M*
Minority interest	(37)	8	5	21	32	66	3	17	(16)	6	10	(82)%	N/M	(85)%
Income (loss) before income taxes	243	(72)	(176)	195	68	15	173	(41)	(267)	(91)	(226)	N/M	(66)%	N/M
Additional information														
Employees Infrastructure functions (full-time equivalent, at period end)	30,425	30,805	32,379	33,078	32,972	32,972	33,345	32,969	32,659	32,201	32,201	(2)%	(1)%	(2)%
Assets (at period end, in EUR bn.)	9	12	9	11	13	13	13	10	8	10	10	(27)%	15 %	(27)%
Risk-weighted assets (at period end, in EUR bn.)[1]	1	2	3	3	2	2	2	2	3	4	4	97 %	8 %	97 %
Average active equity	368	1,403	3,155	4,395	3,614	3,100	347	1,410	3,785	5,252	2,840	45 %	39 %	(8)%

1 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Credit risk

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	4Q2009 vs. 4Q2008	4Q2009 vs. 3Q2009	FY2009 vs. FY2008
Allowance for loan losses														
Balance, beginning of period	1,670	1,705	1,667	1,650	1,725	1,705	1,938	2,285	3,127	3,180	1,938	84 %	2 %	14 %
Provision for loan losses	651	124	154	241	565	1,084	539	980	531	548	2,597	(3)%	3 %	140 %
Net charge-offs	(527)	(124)	(159)	(194)	(302)	(778)	(192)	(99)	(394)	(371)	(1,056)	23 %	(6)%	36 %
Charge-offs	(752)	(183)	(228)	(244)	(335)	(990)	(234)	(140)	(429)	(419)	(1,222)	25 %	(2)%	23 %
Recoveries	225	59	69	50	33	212	42	41	35	48	166	44 %	36 %	(21)%
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Exchange rate changes/other	(88)	(39)	(12)	28	(50)	(74)	1	(38)	(85)	(14)	(137)	(71)%	(83)%	86 %
Balance, end of period	1,705	1,667	1,650	1,725	1,938	1,938	2,285	3,127	3,180	3,343	3,343	72 %	5 %	72 %
Allowance for off-balance sheet positions														
Balance, beginning of period	256	219	204	185	187	219	210	204	183	193	210	4 %	6 %	(4)%
Provision for off-balance sheet positions	(38)	(10)	(19)	(5)	26	(8)	(13)	20	13	12	33	(55)%	(8)%	N/M
Usage[1]	–	–	–	–	–	–	–	(42)	(2)	(2)	(45)	N/M	(17)%	N/M
Changes in the group of consolidated companies	10	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Exchange rate changes	(8)	(5)	0	7	(3)	(1)	7	(0)	–	4	10	N/M	N/M	N/M
Balance, end of period	219	204	185	187	210	210	204	183	193	207	207	(1)%	7 %	(1)%
Provision for credit losses[2]	612	114	135	236	591	1,076	526	1,000	544	560	2,630	(5)%	3 %	144 %
Problem loans (at period end)														
Nonaccrual loans	2,831	2,915	3,014	3,628	4,210	4,210	5,274	7,644	8,097	8,123	8,123	93 %	0 %	93 %
Loans 90 days or more past due and still accruing	220	214	215	194	201	201	271	280	305	321	321	60 %	5 %	60 %
Troubled debt restructurings	93	59	96	120	144	144	174	304	323	469	469	N/M	45 %	N/M
Total problem loans (at period end)	3,144	3,189	3,325	3,942	4,555	4,555	5,719	8,228	8,725	8,913	8,913	96 %	2 %	96 %
thereof: IFRS impaired loans (at period end)	2,645	2,709	2,546	3,249	3,682	3,682	4,543	6,731	6,783	7,201	7,201	96 %	6 %	96 %
Loans														
Total loans (at period end, in EUR bn.)	201	209	217	255	271	271	276	268	263	261	261	(4)%	(1)%	(4)%
Deduct														
Allowance for loan losses (in EUR bn.)	2	2	2	2	2	2	2	3	3	3	3	72 %	5 %	72 %
Total loans net (at period end, in EUR bn.)	199	207	216	253	269	269	273	264	260	258	258	(4)%	(1)%	(4)%

1 The EUR 2 mn reduction of the allowance for off-balance sheet allowances previously shown for 3Q09 under exchange rate changes relates specifically to exchange rate changes of the usage taken in 2Q09 and has been reallocated accordingly.
2 Includes provision for loan losses and provision for off-balance sheet positions.

Regulatory capital and market risk

Deutsche Bank

(In EUR bn., unless stated otherwise)	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Dec 31, 2009 vs. Dec 31, 2008
Regulatory capital[1]										
Tier 1 capital	28.3	27.9	28.3	32.8	31.1	32.3	32.5	33.7	34.4	11 %
Tier 2 capital	9.7	7.3	8.7	7.8	6.3	4.7	4.2	3.8	3.5	(42)%
Available Tier 3 capital	-	-	-	-	-	-	-	-	-	N/M
Total regulatory capital	**38.0**	**35.2**	**37.0**	**40.6**	**37.4**	**37.0**	**36.8**	**37.5**	**37.9**	**2 %**
Risk-weighted assets and capital adequacy ratios[1]										
Risk-weighted assets	329	303	305	319	308	316	295	288	273	(11)%
Tier 1 capital ratio	8.6 %	9.2 %	9.3 %	10.3 %	10.1 %	10.2 %	11.0 %	11.7 %	12.6 %	2.5 ppt
Total capital ratio	11.6 %	11.6 %	12.1 %	12.7 %	12.2 %	11.7 %	12.5 %	13.1 %	13.9 %	1.8 ppt
Value-at-risk[2] **(in EUR m.)**										
Average[3]	85.6	117.8	115.1	118.1	122.0	140.8	142.9	133.1	126.7	4 %
Maximum[3]	118.8	141.0	141.0	141.0	172.9	165.7	180.1	180.1	180.1	4 %
Minimum[3]	66.5	97.5	97.5	97.5	97.5	118.6	117.2	92.6	91.9	(6)%
Period-end	100.6	125.5	120.4	132.2	131.4	148.5	121.7	136.0	121.0	(8)%

1 Regulatory capital is pursuant to the German Banking Act ("KWG") and the Solvency Regulation ("Solvabilitätsverordnung"), which adopted the revised capital framework presented by the Basel Committee ("Basel II") into German law, while the information shown for 2007 is based on the Basel I framework. Basel II Tier 1 capital excludes transitional items pursuant to KWG section 64h (3).
2 All figures for 1-day holding period, 99% confidence level (CIB trading units only).
3 Amounts refer to the time period between January 1st and the end of the respective quarter.

15 Definition of targets and certain financial measures Target definition Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of our core businesses. All our targets will be tracked on this basis. Income (loss) before income taxes attributable to Deutsche Bank shareholders (target definition): Income (loss) before income taxes (IBIT) less minority interest adjusted for significant gains (net of related expenses) and significant charges. Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS): Net income (loss) attributable to Deutsche Bank shareholders adjusted for the post-tax effect of significant gains and charges and significant tax effects. Return on equity (RoE) Average Active Equity: We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which we adjust the average shareholders’ equity are average unrealized net gains (losses) on financial assets available for sale and on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting. Pre-tax return on average shareholders’ equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average shareholders’ equity. Pre-tax return on average active equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average active equity. Pre-tax return on average active equity (target definition): Income (loss) before income taxes attributable to Deutsche Bank shareholders according to target definition (annualized), which is defined as IBIT less minority interest, significant gains and charges, as a percentage of average active equity. Earnings per share (EPS) Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) less minority interest, after assumed conversions, divided by weighted average of diluted shares outstanding. Diluted earnings per share (target definition): Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS), which is defined as net income (loss) less minority interest, post-tax effect of significant gains/charges and significant tax effects, after assumed conversions, divided by weighted average of diluted shares outstanding. Cost ratios Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income. Compensation ratio: Compensation and benefits as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income. Noncompensation ratio: Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues. Other key ratios Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end). 16